FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: June 1, 2020
Commission File No.: 000-29992

OPTIBASE LTD.
(Translation of registrant’s name into English)

8 Hamenofim Street
Herzliya 4672559, Israel
+972-73-7073700
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated by way of reference herein is a report issued by the Registrant and entitled "Optibase Monitoring Report June 2020 by Midroog"

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPTIBASE LTD. (the “Registrant”) By: /s/ Amir Philips —————————————— Amir Philips Chief Executive Officer

Date: June 1, 2020

Midrog

21 Ha'Arba'a St. | Platinum Tower
Tel Aviv, 647921 Israel
Tel. +972-3-6844700 | Fax. +972-3-6855002
www.midroog.co.il

Optibase Ltd.

Monitoring Report | June 2020

This credit rating report is a translation of a report that was written in Hebrew for a debt issued in Israel. The binding version is the one in the origin language.
Contacts:

Hay Riany, CPA
Senior Analyst – Primary Rating Analyst
Hay.riany@midroog.co.il

Orit Teshuva
Team Lead – Secondary Rating Analyst
Orit.teshuva@midroog.co.il

Ran Goldstein, Vice President
Head of Real Estate
Rang@midroog.co.il

Midroog

Optibase Ltd.

Series rating	Baa1.il	Rating outlook: Stable

Midroog affirms the Baa1.il rating with stable outlook for bonds (Series A) issued by Optibase Ltd. (hereinafter: "the Company").

Outstanding bonds rated by Midroog:

Bond series	ISIN	Rating	Outlook	Maturity
Series A	1136209	Baa1.il	Stable	December 31, 2021

Summary of Rating Rationale

•
The Company's activity is focused in fixed-income real estate (office and commercial) in the USA and in Switzerland, which contributes to stability of the operating environment. These countries are rated Aaa by Moody's and have strong, stable economies. Note that in recent years, occupancy rates in office properties in the Geneva area decreased to 93%, but are still relatively high. The office property market in the USA shows medium occupancy rates and an upward trend in rent.

•	The Company's business profile is supported by expected total assets, but weak diversification of operations and short lease durations (two years on average) make a negative impact the rating.

•
The Company has a leverage ratio that is favorable for the rating. As of December 31, 2019, the Company's ratio of net debt to net CAP (after adjustments applied by Midroog) was at 60%. According to Midroog's base scenario, this ratio is expected to be somewhat eroded due, inter alia, to the sensitivity scenario regarding potential erosion of Company asset valuations over the short term, and is expected to range between 63%-65% over the short-term. This ratio is still supportive of the Company's financial profile.

•
Fast coverage ratios are supportive of the Company's financial profile, despite the FFO being low for the rating. In 2019, Company's FFO (after adjustments applied by Midroog) amounted to USD 11.4 million, but the ratio of net debt to FFO was 17 years, which is fast relative to the rating. According to Midroog's base scenario, Company's FFO should range between USD 9-11 million over the medium-long term, and the ratio of net debt to FFO should range between 20-23 years due, inter alia, to potential erosion of Company's revenues due to the impact of the Corona Virus pandemic.

•
Absence of unencumbered assets has negative implications for the Company's financial flexibility. Company's secured debt to investment properties ratio was at 61% as of December 31, 2019. Midroog believes that this ratio will be somewhat eroded due, inter alia, to the sensitivity scenario to valuation of Company properties and due to sale of the property portfolio in Germany, and should range between 63%-66%, which is appropriate for the rating.

Midroog

•
The Company has sufficient liquid balances for bonds service. As of December 31, 2019, the Company had liquid balances amounting to USD 12.6 million, while the outstanding balance of Company's bonds amounted to only USD 5.8 million.

•
COVID-19 virus spread is shaking world's economy. Many countries, including Switzerland and USA, made significant steps to try and slow down the spread, including social distancing and the closing of commercial properties. According to company's estimates, virus spread could cause a negative impact on economy and may damage the company's business activity. In addition, possible continuation and worsening of the crisis may lead to a financial crisis and a recession which may lead to a decrease in real estate demands. Company's activity focuses on office sector, which Midroog believes that is exposed to a decrease in revenues in the short-term. In addition, possible recession may affect vacancies and rental prices in the medium-long term. For more information, please see a sector comment published on March 2020.[1]

Midroog's base scenario includes, inter alia, annual bonds repayment amounting to USD 2.9 million (ILS 10 million), closing the sale of the property portfolio in Germany, cash flow provided by Company properties and principal and interest payments with respect to loans pursuant to repayment schedules, including repayment of a shareholder's loan amounting to USD 2.6 million in 2020. Note that expected proceeds from sale of properties in Germany is expected to be used by the company for ongoing activity, including debt repayments, investments in existing assets and/or taking advantage of possible business opportunities. Midroog's base scenario includes, among other things, a scenario whereby the expected proceeds would be used for investments in new assets, according to Midroog's assumptions.

In the base scenario, Midroog tested various sensitivity scenarios regarding, inter alia, to erosion in property valuations, impact of exchange rate fluctuations on Company's debt and equity, as well as the impact to Company's revenues due, inter alia, to the Corona Virus pandemic and in view of potential departure of a major tenant in the CTN property, as set forth below in this report.

Consequently, the Company's net debt to net CAP ratio should range between 63%-65% over the short-medium term, which is favorable for the rating. Company FFO should range between USD 9-11 million over the medium-long term, and the ratio of net debt to FFO should range between 20-23 years, which is fast for the rating. Note that these ratios do not account for the Company's results in 2020, which Midroog believes should be weaker due to the short-term effects of the Corona Virus pandemic.

1 The reports are published on the Midroog website www.midroog.co.il

Midroog

Adjustments applied by Midroog to financial ratios (hereinafter: "Midroog adjustments") include, inter alia, adjustment of valuation of Company assets at fair value in accordance with IFRS (in lieu of their presentation at depreciated cost on the Company's reports, prepared in accordance with US GAAP), as well as adding the Company's share of debt and results of equity- accounted investees.

Rating Outlook

The Stable outlook reflects our assessment that the Company would maintain stability of cash flow from its properties, as well as sufficient liquid balances for bonds service.

Factors That Could Lead to a Rating Upgrade:

•	Significant growth in operations and improved property diversification

•	Significant improvement in financial flexibility, with emphasis on scope of unencumbered assets

•	Significant increase in FFO

Factors That Could Lead to a Rating Downgrade:

•	Significant decrease to Company's liquidity

•	Significant erosion of leverage ratios and/or coverage ratios of the Company beyond Midroog's forecasts

•	Material investments associated with higher risk compared to Company's activity

Optibase Ltd. – Key Financial Indicators, USD in millions
	December 31, 2019	December 31, 2018	December 31, 2017
Financial Debt	209	211	219
Net Financial Debt	196	197	199
Net Debt to Net CAP	60%	62%	63%
FFO	11.4	N/A	N/A
Net Debt to FFO	17	N/A	N/A
Unencumbered Assets to Total Assets	0%	0%	0%

*	The ratios presented in this table are after adjustments by Midroog and may not be identical to those presented by the Company.

Midroog

Detailed Rating Considerations

Company operations in the rental property market in the USA and in Switzerland support the stability of the Company's operating environment

The Company has rental properties across three stable economies: Switzerland, USA and Germany, while Midroog believes that the sale of the property portfolio on Germany would close in the short term.

USA is rated Aaa by Moody's and has a strong and stable economy. The Corona Virus pandemic has negative effects on anticipated economic performance in the USA in 2020, with expected negative GDP growth at -5.7% and increase in unemployment to 6.8% (compared to 3.8% prior to the crisis).2

The US office market has posted long-term growth in rent and stable occupancy rates, which have not been high in recent years, ranging between 86%-88%. In particular, the office markets in Chicago and Philadelphia, among the markets in which the Company operates, saw consistently increasing rents, along with some volatility in occupancy rates which ranged between 88%-90% in the first quarter of 2020. CBRE estimates that occupancy rates should decline in the coming year due, inter alia, to the Corona Virus crisis, down to 85%. Rent is expected to decrease by 9% over the short term, with gradual recovery expected to the pre- crisis level by the first half of 2022.3

Switzerland is also rated Aaa by Moody's and has a strong, stable economy. As of April 2020, despite the higher unemployment due, inter alia, to the Corona Virus pandemic, the unemployment rate was at only 3.3% (compared to 2.6% in January 2020). GDP growth is expected to turn negative in 2020, similar to other countries, and should return to positive territory in 2021 (4.2%), then moderating once again as from 2022 (2.2%).4

The office market in Geneva, Switzerland – where a Company's major property (CTN) is located – has seen growing supply in recent years, which somewhat impacted occupancy rates and rent. Note, however, that occupancy rates remained high compared to other markets, at 93% in 2019.5

Company's scale is appropriate for the rating. Conversely, weak diversification of operations and short lease durations negatively impact the Company's business profile

According to Midroog's base scenario, company's total assets (after Midroog's adjustments) is expected to be appropriate for the rating.

2          Source: Moody's
3          Source: CBRE
4          Source: Trading economics
5          Source: JLL

Midroog

Conversely, the Company has a small number of assets, with the top one accounting for 38% of NOI, and the top three assets accounting for 81% of NOI (based on Company's share). Closing of the sale of the portfolio in Germany is expected to negatively impact this diversification, while Midroog's base scenario assumes investment of the sale proceeds in new assets.

The Company's business profile is also negatively impacted by short-term leases, of only two years on average, and by exposure to a major tenant (hereinafter: "the Major Tenant"), which accounts for 11% of revenues attributable to the Company (including company's share in companies accounted for using the equity method, excluding a 4% holding stake in commercial properties in Texas). In particular, the Major Tenant is expected to leave the property over the short term; concurrently, a legal proceeding is on-going with regard to a lawsuit filed by the Major Tenant against the Company.

Note that extensive geographic diversification, property locations and relatively high occupancy rates (95% on weighted average) somewhat mitigate the aforementioned risks. However, Midroog estimates that diversification of Company operations is relatively weak, which negatively impacts the business profile.

Chart 1: Asset diversification based on Company's share of NOI as of December 31, 2019

Midroog

Chart 2: Tenant diversification based on Company share of revenues as of December 31, 2019

Leverage and coverage ratios are favorable for the rating, which supports the financial profile despite FFO being low for the rating

As of December 31, 2019, the Company's net debt to net CAP ratio was at 60% after adjustments applied by Midroog. According to the base scenario, which includes sensitivity scenarios regarding potential erosion of Company asset valuations, this ratio should range between 63%-65% and should continue to be favorable for the rating.

The Company has FFO which is not appropriate for the rating. Company FFO in 2019 (after adjustments applied by Midroog) amounted to USD 11.4 million. However, the Company's coverage ratios are fast for the rating and supportive of the financial profile, with a net debt to FFO ratio in 2019 being only 17 years. According to Midroog's base scenario, Company's FFO is expected to experience an erosion over the short term due, inter alia, to closing the sale of properties in Germany and potential erosion of existing Company's assets due to implications of the Corona Virus pandemic. However, Midroog believes that a gradual recovery and using sale proceeds to acquire new assets should result in FFO ranging between USD 9-11 million over the medium-long term, with net debt to FFO ratio ranging between 20-23 years. Note that these ratios do not account for the Company's results in 2020, which Midroog believes will be weaker due to the short-term effects of the Corona Virus pandemic.

Absence of unencumbered properties has negative implications for the Company's financial flexibility. Conversely, liquid balances are sufficient for bonds service

Limited financial flexibility negatively impacts the Company's financial profile, specifically due to the absence of unencumbered assets. Company's secured debt to investment properties ratio was at 61% as of December 31, 2019, but should undergo some erosion according to Midroog's base scenario, and should range between 63%-66% over the short-medium term, which is appropriate for the rating. Note that small holding stakes in properties also limit the Company's financial flexibility, as elaborated below.

Midroog

As of December 31, 2019, the Company had liquid balances and available credit facilities amounting to USD 16.2 million (excluding the partner's share of liquidity in the property CTN). These liquid balances are sufficient for needs of un-secured debt, including the bonds, whose balance as of the same date was only USD 5.8 million (NIS 20 million), and a shareholder's loan amounting to USD 2.6 million, which Midroog believes would be repaid in 2020.

 Chart 3: Bonds repayment schedule as of December 31, 2019 (NIS in thousands)

Midroog

Other Rating Considerations

The Company's actual rating of Baa1.il is one notch lower than the rating derived from the rating scorecard of A3.il, due to small scale of operations and weak property diversification of the Company, along with small holding stakes in properties, which negatively impacts the Company's business profile and financial flexibility beyond what is reflected by the rating scorecard.

Small scope of operations and weak property diversification, along with small holding stakes in properties, which negatively impact the Company's business profile and its access to liquidity from its properties in case of need, in a way that is not fully reflected by the rating scorecard

The scope of Company operations, and in particular the weak property diversification, negatively impact its business profile. In particular, FFO that is low for the rating, which may be more sensitive to fluctuations in properties and even in certain lease contracts.

Moreover, the Company has small holding stakes in properties, which may negatively impact its credit repayment capacity. Thus, as of December 31, 2019, the Company's weighted average holding stake was 51% (excluding a 4% holding stake in commercial properties in Texas). Note that sale of the property portfolio in Germany, which is 100% owned by the Company, should impact the weighted average holding stake even further. The small holding stakes in properties negatively impact the Company's access to liquidity from these properties due, inter alia, to inability to decide on actions such as realization, refinancing and/or dividend distributions.

Midroog

Scorecard

		As of December 31, 2019		Midroog outlook
Category	Parameters	Measure[1]	Score	Measure	Score
Operating Environment	Area of Activity and Economic Environment	–	A.il	–	A.il
	Total Assets (USD in millions)	N/A	N/A	325-355	Baa.il
Business Profile	Asset Quality, Asset and Tenant Diversity	–	Baa.il	–	Baa.il
	Net Financial Debt to Net CAP	60%	A.il	65%-63%	A.il
	FFO LTM (USD in millions)	11.4	Baa.il	9-11	Baa.il
	Net Financial Debt to FFO LTM	17	A.il	20-23	A.il
Financial	Unencumbered Assets to Total Assets	0%	Ba.il	0%	Ba.il
Profile	Secured Debt to Investment Properties	61%	Baa.il	66%-63%	Baa.il
	Liquidity and Credit Line Balances to Unsecured Debt Principal Service for Representative Two-Year Period	110%	A.il	200%-129%	Aa.il
Derived Rating					A3.il
Actual Rating					Baa1.il

[1] The ratios presented in this table are after Midroog's adjustments and may not be identical to those presented by the Company. Midroog's forecast includes Midroog assessments with regard to the issuer, in conformity with Midroog's base scenario, rather than the issuer's assessments.

Midroog

Company's profile

The Company was incorporated and registered in Israel in 1990, named Optibase Advanced Systems (1990) Ltd. In 1993, the Company was renamed Optibase Ltd. The Company was previously engaged in digital video technologies, and since 2009 has been engaged in the fixed- income real estate business. Currently, the Company is engaged in purchase, holding and management of rental properties of various types in Switzerland, USA and Germany. The Company is a public company with shares listed on NASDAQ. As of the rating report date, the controlling shareholder of the Company is the Capri Family Fund.

Rating History

Related Reports

Optibase Ltd. – Related reports
Income producing real estate corporate rating – Methodology report, January 2019
Adjustments to financial statements and presentation of key financial ratios for corporate ratings – Methodology Report, May 2020
Effect of Corona Virus outbreak on real estate market – Special Report – Sector Comment, March 2020
Effect of Corona Virus outbreak on commercial real estate market – Special Report – Sector Comment, March 2020
Table of affinities and holdings
Midroog's rating scales and definitions

These reports are available on the Midroog website at www.midroog.co.il

Midroog

General Information

Rating report date:	June 1, 2020
Most recent rating revision date:	June 4, 2019
Initial rating issue date:	May 6, 2015
Rating initiated by:	Optibase Ltd.
Rating paid for by:	Optibase Ltd.

Information from the Issuer

In its ratings, Midroog relies, inter alia, on information received from competent organs of the issuer.

Midroog

Long-Term Rating Scale

Aaa.il	Issuers or issues rated Aaa.il are those that, in Midroog judgment, have highest creditworthiness relative to other local issuers.
Aa.il	Issuers or issues rated Aa.il are those that, in Midroog judgment, have very strong creditworthiness relative to other local issuers.
A.il	Issuers or issues rated A.il are those that, in Midroog judgment, have relatively high creditworthiness relative to other local issuers.
Baa.il	Issuers or issues rated Baa.il are those that, in Midroog judgment, have relatively moderate credit risk relative to other local issuers, and could involve certain speculative characteristics.
Ba.il	Issuers or issues rated Ba.il are those that, in Midroog judgment, have relatively weak creditworthiness relative to other local issuers, and involve speculative characteristics.
B.il	Issuers or issues rated B.il are those that, in Midroog judgment, have relatively very weak creditworthiness relative to other local issuers, and involve significant speculative characteristics.
Caa.il	Issuers or issues rated Caa.il are those that, in Midroog judgment, have extremely weak creditworthiness relative to other local issuers, and involve very significant speculative characteristics.
Ca.il	Issuers or issues rated Ca.il are those that, in Midroog judgment, have extremely weak creditworthiness and very near default, with some prospect of recovery of principal and interest.
C.il	Issuers or issues rated C are those that, in Midroog judgment, have the weakest creditworthiness and are usually in a situation of default, with little prospect of recovery of principal and interest.

Note: Midroog appends numeric modifiers 1, 2, and 3 to each rating category from Aa.il to Caa.il. The modifier '1' indicates that the obligation ranks in the higher end of its rating category, which is denoted by letters. The modifier '2' indicates that it ranks in the middle of its rating category and the modifier '3' indicates that the obligation ranks in the lower end of that category, denoted by letters.

Midroog

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